FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2014

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Unaudited interim consolidated financial statements as of June 30, 2014 and

2013 and for the three-month and six-month periods then ended

Report on review of interim consolidated financial statements

To the Board of Directors of Compañía de Minas Buenaventura S.A.A.

Introduction

We have reviewed the accompanying interim consolidated statements of financial position of Compañía de Minas Buenaventura S.A.A. (a Peruvian public corporation) and Subsidiaries (together the "Group") as of June 30, 2014, the interim consolidated statements of change in equity for the six-month periods ended June 30, 2014 and 2013, and the interim consolidated statements of profit or loss, statement of comprehensive income, and cash flows for the three-month and six-month periods ended June 30, 2014 and 2013, and explanatory notes. The Group’s Management is responsible for the preparation and presentation of these interim consolidated financial statements in accordance with IAS 34 “Interim Financial Reporting” (IAS 34). Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Peru and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Lima, Peru

July 21, 2014

Countersigned by:

Víctor Burga
C.P.C.C. Register No.14859

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated statements of financial position

As of June 30, 2014 (unaudited) and December 31, 2013 (audited)

	Note	2014	2013
		US$(000)	US$(000)

Assets
Current assets
Cash	4(a)	138,052	61,898
Trade and other receivables, net	5(a)	272,746	260,434
Inventories, net	7	151,833	175,719
Income tax credit		55,658	37,370
Prepaid expenses		15,652	14,597
Embedded derivatives for concentrates sales, net	6(b)	5,957	1,857
		639,898	551,875

Non-current assets
Trade and other receivables, net	5(a)	18,156	20,607
Long-term inventories	7	39,124	23,366
Investments in associates	8(a)	2,363,055	2,358,410
Mining concessions, development costs, property, plant and equipment, net	9	1,535,626	1,515,460
Investment properties		11,160	-
Deferred income tax asset		72,322	83,525
Other assets, net		3,231	7,132
		4,042,674	4,008,500
Total assets		4,682,572	4,560,375
Liabilities and shareholders’ equity, net
Current liabilities
Borrowings		2,321	-
Trade and other payables		253,285	301,811
Provisions	10	71,826	69,800
Income tax payable		2,186	2,140
Financial obligations	11(a)	47,641	11,370
Derivative financial instruments	6(a)	10	1,093
		377,269	386,214
Non-current liabilities
Trade and other payables		15,057	12,229
Provisions	10	100,651	106,376
Financial obligations	11(a)	336,602	223,027
Deferred income tax liability		4,605	-
		456,915	341,632
Total liabilities		834,184	727,846
Shareholders’ equity, net
Capital stock, net of treasury shares for US$(000)62,665		750,497	750,497
Investment shares, net of treasury shares for US$(000)765		1,396	1,396
Additional paid-in capital		219,055	219,055
Legal reserve		162,688	162,663
Other reserves		269	269
Retained earnings		2,425,720	2,421,238
Other reserves of equity		104	104
Shareholders’ equity, net attributable to equity holders of the parent		3,559,729	3,555,222
Non-controlling interest		288,659	277,307
Total shareholders’ equity, net		3,848,388	3,832,529
Total liabilities and shareholders’ equity, net		4,682,572	4,560,375

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Interim consolidated statements of profit or loss (unaudited)

For the three-month and six-month periods ended June 30, 2014 and 2013

	Note	For the three–month periods ended June 30,		For the six–month periods ended June 30,
		2014	2013	2014	2013
		US$(000)	US$(000)	US$(000)	US$(000)

Operating income
Net sales	14(a)	297,710	273,099	571,678	613,972
Royalty income	18(a)	7,399	12,693	15,424	26,495
Total operating income		305,109	285,792	587,102	640,467
Operating costs
Cost of sales, without considering depreciation and amortization	15	(149,634)	(172,869)	(292,593)	(331,004)
Depreciation and amortization		(49,771)	(46,494)	(95,909)	(85,670)
Exploration in operating units	16	(21,907)	(49,681)	(53,635)	(96,050)
Mining royalties		(7,102)	(6,929)	(14,480)	(16,595)
Total operating costs		(228,414)	(275,973)	(456,617)	(529,319)
Gross profit		76,695	9,819	130,485	111,148
Operating expenses, net
Administrative expenses	17	(23,061)	(22,262)	(51,817)	(37,168)
Exploration in non-operating areas		(14,821)	4,085	(25,195)	(17,675)
Paralyzed mining units	1(b)	(15,941)	-	(15,941)	-
Provision for contingencies		(2,002)	(1,340)	(9,643)	(2,393)
Selling expenses		(4,614)	(3,970)	(8,784)	(8,480)
Impairment loss on long-lived assets		-	-	(794)	-
Other, net		8,268	9,320	9,724	9,631
Total operating expenses, net		(52,171)	(14,167)	(102,450)	(56,085)
Operating profit (loss)		24,524	(4,348)	28,035	55,063
Other income, net
Share in the results of associates under equity method	8(b)	20,169	48,806	15,689	132,974
Finance income		1,842	2,228	3,648	3,184
Finance costs		(3,199)	(8,678)	(6,590)	(9,881)
Net loss from currency exchange difference		(268)	(6,715)	(764)	(6,603)
Total other income, net		18,544	35,641	11,983	119,674
Profit before income tax and non-controlling interest		43,068	31,293	40,018	174,737
Income tax	12(a)	(10,494)	(10,434)	(17,816)	(42,945)
Net profit		32,574	20,859	22,202	131,792
Attributable to:
Equity holders of the parent		23,088	18,953	6,976	121,630
Non-controlling interest		9,486	1,906	15,226	10,162
		32,574	20,859	22,202	131,792
Basic and diluted profit per share attributable to equity holders of the parent, stated in U.S. dollars		0.09	0.07	0.03	0.48
Weighted average number of outstanding shares (common and investment), in units		254,186,867	254,186,867	254,186,867	254,186,867

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Interim consolidated statements of other comprehensive income (unaudited)

For the three-month and six-month periods ended June 30, 2014 and 2013

	For the three–month periods ended June 30,		For the six–month periods ended June 30,
	2014	2013	2014	2013
	US$(000)	US$(000)	US$(000)	US$(000)

Net profit	32,574	20,859	22,202	131,792

Other comprehensive income of the period:
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Net unrealized gain (loss) on hedging derivative financial instruments, note 6(a)	(3,742)	-	1,083	-
Income tax effect	1,296	-	(374)	-

	(2,446)	-	709	-
Other comprehensive income not to be reclassified to profit or loss in subsequent periods
Net unrealized loss in other investments	(114)	(489)	(114)	(434)
Income tax effect	34	-	34	-

	(80)	(489)	(80)	(434)

Other comprehensive income	(2,526)	(489)	629	(434)

Total other comprehensive income, net of income tax	30,048	20,370	22,831	131,358
Attributable to:
Equity holders of the parent	21,685	18,464	7,279	121,196
Non-controlling interest	8,363	1,906	15,552	10,162

	30,048	20,370	22,831	131,358

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Interim consolidated statements of changes in shareholders’ equity (unaudited)

For the six-month periods ended June 30, 2014 and 2013

	Attributable to equity holders of the parent
	Capital stock, net of treasury shares
	Number of shares outstanding	Common shares	Investment shares	Additional paid-in capital	Legal reserve	Other reserves	Retained earnings	Other reserves of equity	Total	Non- controlling interest	Total shareholders’ equity, net
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

As of January 1, 2013	253,415,190	750,540	1,399	219,471	162,663	269	2,572,943	925	3,708,210	263,647	3,971,857
Net profit	-	-	-	-	-	-	121,630	-	121,630	10,162	131,792
Other comprehensive income	-	-	-	-	-	-	-	(434)	(434)	-	(434)
Total other comprehensive income	-	-	-	-	-	-	121,630	(434)	121,196	10,162	131,358
Dividends declared and paid, note 13	-	-	-	-	-	-	(76,269)	-	(76,269)	(10,013)	(86,282)
Purchase of treasury shares	-	(43)	(3)	(416)	-	-	-	-	(462)	-	(462)

As of June 30, 2013	253,415,190	750,497	1,396	219,055	162,663	269	2,618,304	491	3,752,675	263,796	4,016,471

As of January 1, 2014	253,715,190	750,497	1,396	219,055	162,663	269	2,421,238	104	3,555,222	277,307	3,832,529
Net profit	-	-	-	-	-	-	6,976	-	6,976	15,226	22,202
Other comprehensive income	-	-	-	-	-	-	303	-	303	326	629
Total comprehensive income	-	-	-	-	-	-	7,279	-	7,279	15,552	22,831
Dividends declared and paid, note 13	-	-	-	-	-	-	(2,797)	-	(2,797)	(4,200)	(6,997)
Proceeds from expired dividends	-	-	-	-	25	-	-	-	25	-	25

As of June 30, 2014	253,715,190	750,497	1,396	219,055	162,688	269	2,425,720	104	3,559,729	288,659	3,848,388

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Interim consolidated statements of cash flows (unaudited)

For the three-month and six-month periods ended June 30, 2014 and 2013

	For the three–month periods ended June 30,		For the six–month periods ended June 30,
	2014	2013	2014	2013
	US$(000)	US$(000)	US$(000)	US$(000)

Operating activities
Proceeds from sales	266,880	343,935	533,734	748,397
Value added tax recovered	21,981	19,907	39,685	33,707
Royalties received	8,429	13,976	15,424	26,178
Dividends received	2,065	7,064	4,442	7,064
Interest received	1,704	1,165	3,829	2,141
Payments to suppliers and third parties	(188,407)	(219,791)	(388,141)	(477,919)
Payments to employees	(51,341)	(33,649)	(106,961)	(103,732)
Payments of royalties	(3,513)	(8,708)	(10,966)	(17,494)
Income tax paid	(12,533)	(30,910)	(17,944)	(54,988)
Payments of interest	(3,505)	(8,193)	(5,453)	(8,415)
Net cash provided by operating activities	41,760	84,796	67,649	154,939
Investing activities
Proceeds from collection of loans to associates	1,426	14,964	10,458	14,964
Proceeds from sale of mining concessions, property, plant and equipment	67	3,015	90	3,015
Proceeds from sale of investments in shares	80	-	80	-
Payments for mine development activities and acquisitions of mining concessions, property, plant and equipment	(60,383)	(147,223)	(133,956)	(233,264)
Purchase of investment properties	-	-	(11,705)	-
Loans to associates	(157)	-	(157)	-
Contributions to associates	(472)	-	(1,475)	(3,685)
Decrease of time deposits	-	772	-	-
Net cash used in investing activities	(59,439)	(128,472)	(136,665)	(218,970)
Financing activities
Proceeds from borrowings	2,321	-	2,321	-
Proceeds from financial obligations	108,780	60,000	183,439	60,000
Payments of financial obligations	(29,053)	(45)	(33,593)	(101)
Dividends paid	(2,797)	(76,269)	(2,797)	(76,269)
Dividends paid to non-controlling interest	(2,240)	(3,133)	(4,200)	(6,573)
Purchase of treasury shares	-	(462)	-	(462)
Net cash provided by (used in) financing activities	77,011	(19,909)	145,170	(23,405)
Increase (decrease) in cash for the period, net	59,332	(63,585)	76,154	(87,436)
Cash at beginning of period	78,720	162,861	61,898	186,712

Cash at end of period	138,052	99,276	138,052	99,276

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Notes to the interim consolidated financial statements (unaudited)

As of June 30, 2014 and 2013

1.	Identification and business activity

(a)	Identification –

Compañía de Minas Buenaventura S.A.A. (hereinafter “Buenaventura” or “the Company”) is a Peruvian publicly traded corporation incorporated in 1953 in Lima city. Buenaventura’s stock is traded on the Lima and New York Stock Exchanges through American Depositary Receipts (ADRs), which represent Company’s shares deposited in the Bank of New York. The Company’s legal domicile is located at Calle Las Begonias N° 415, San Isidro, Lima, Peru.

(b)	Business activity –

The Company and its Subsidiaries (hereinafter “the Group") are principally engaged in the exploration, mining, concentration, smelting and marketing of polymetallic ores and metals.

 The Company operates directly nine mining units located in Peru: Uchucchacua, Orcopampa, Julcani, Mallay, Breapampa, Poracota, Recuperada, Antapite and Shila-Paula (the last four mining units are currently paralyzed). In addition, the Group has a controlling interest in Sociedad Minera El Brocal S.A.A. (hereinafter “El Brocal”) which operates the Colquijirca mine, in Minera La Zanja S.R.L. (hereinafter “La Zanja”) which operates La Zanja mine, and in other entities engaged in mining, energy and services activities.

Notes to the interim consolidated financial statements (unaudited) (continued)

(c)	The interim consolidated financial statements include the financial statements of the following subsidiaries:

		Ownership as of June 30, 2014 and December 31, 2013
	Country of incorporation and operation	Direct	Indirect
		%	%
Investments and mining concessions held, exploration and exploitation of minerals
Compañía Minera Condesa S.A.	Peru	100.00	-
Inversiones Colquijirca S.A.	Peru	99.99	-
Sociedad Minera El Brocal S.A.A.	Peru	2.71	51.36
El Molle Verde S.A.C.	Peru	100.00	-
Minera La Zanja S.R.L.	Peru	53.06	-
Compañía Minera Colquirrumi S.A.	Peru	100.00	-
Minera Julcani S.A. de C.V.	Mexico	100.00	-
Compañía de Minas Buenaventura Chile Ltda.	Chile	100.00	-
S.M.R.L. Chaupiloma Dos de Cajamarca	Peru	20.00	40.00
Metalúrgica Los Volcanes S.A.	Peru	100.00	-
Cerro Hablador S.A.C.	Peru	99.00	1.00
Apu Coropuna S.R.L.	Peru	70.00	-
Compañía Minera Nueva Italia S.A.	Peru	-	52.30

Electric power activity
Consorcio Energético de Huancavelica S.A.	Peru	100.00	-
Empresa de Generación Huanza S.A.	Peru	-	100.00
Empresa de Generación Huaura S.A.C.	Peru	0.01	99.99

Services
Buenaventura Ingenieros S.A.	Peru	100.00	-
Bisa Construcción S.A.	Peru	-	100.00
Contacto Corredores de Seguros S.A.	Peru	-	100.00
Bisa Argentina S.A.	Argentina	56.00	44.00

Industrial activities
Procesadora Industrial Río Seco S.A.	Peru	100.00	-

2

Notes to the interim consolidated financial statements (unaudited) (continued)

2.	Basis of preparation and presentation, and changes in the accounting policies

2.1	Basis of preparation and presentation –

The unaudited interim consolidated financial statements have been prepared and presented in accordance with IAS 34 - “Interim Financial Reporting”, as issued by the International Accounting Standards Board.

The unaudited interim consolidated financial statements have been prepared on a historical cost basis, from the records of the Group, except for financial assets and liabilities at fair value through profit or loss. The unaudited interim consolidated financial statements are stated in U.S. dollars and all values have been rounded to the nearest thousands, except when otherwise indicated.

The unaudited interim consolidated financial statements provide comparative information for prior periods, however, do not include all information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Group’s audited consolidated financial statements as of December 31, 2013 and for the year then ended.

2.2.	New standards and interpretations adopted by the Group –

Several standards and amendments apply from January 1, 2014; however, they do not impact the unaudited interim consolidated financial statements of the Group as of June 30, 2014.

3.	Seasonality of operations

The Group operates continuously without major fluctuations due to seasonality factors.

4.	Cash

(a)	This caption is made up as follow:

	As of June 30, 2014	As of December 31, 2013
	US$(000)	US$(000)

Cash	838	753
Bank accounts (b)	137,214	61,145

	138,052	61,898

(b)	The increase of this caption is mainly because of the proceeds from sales for the six-month period ended June 30, 2014 by US$533,734,000 and new proceeds from borrowings and financial obligations received in that period by US$183,439,000, partially offset by payments to suppliers and third parties by US$388,141,000, payments for mine development activities and acquisitions of mining concessions, property, plant and equipment by US$133,956,000 and payments to employees by US$106,961,000 made during that period.

3

Notes to the interim consolidated financial statements (unaudited) (continued)

5.	Trade and other receivables, net

(a)	This caption is made up as follow:

	As of June 30, 2014	As of December 31, 2013
	US$(000)	US$(000)

Trade receivables, net (b)
Domestic customers	135,651	89,275
Foreign customers	62,753	75,487
Related parties, note 18(b)	9,030	9,421

	207,434	174,183
Allowance for doubtful accounts	(21,741)	(21,741)

	185,693	152,442

Other receivables
Value added tax credit	53,203	65,196
Due from third parties	9,426	11,513
Application for devolution of value added tax credit	7,032	12,654
Related parties, note 18(b)	6,294	15,890
Claims to Peruvian tax authority	4,514	14
Loans to third parties	3,320	2,759
Advances to suppliers	1,760	3,630
Other accounts receivable	19,660	16,943
	105,209	128,599

Total trade and other receivables, net	290,902	281,041

Classification by maturity:
Current portion	272,746	260,434
Non-current portion	18,156	20,607

Total trade and other receivables, net	290,902	281,041

(b)	The increase in trade receivables balance as of June 30, 2014, as compared to the balance as of December 31, 2013, was mainly due to higher amount of revenue from domestic customers caused by the higher prices of metals as of June 30, 2014, compared to those existing as of December 31, 2013.

4

Notes to the interim consolidated financial statements (unaudited) (continued)

6.	Derivative financial instruments

(a)	Hedge copper price operations –

El Brocal’s operating activities includes extraction, production, concentration and commercialization of polymetallic ores, mainly copper. The volatility of copper’s price since the year 2013 has caused that El Brocal’s management has decided to enter into future contracts. These contracts, which have been negotiated since August 8, 2013, are intended to reduce the volatility of cash flows attributable to the fluctuations in the copper price, according to the risk strategy approved by El Brocal’s Board of Directors. The contracts have a maturity date in December 2014, and they are related to 50 percent of the annual production of copper as of June 30, 2014 (25 percent as of December 31, 2013).

As of June 30, 2014 and December 31, 2013, fair value of open futures contracts of El Brocal resulted in a liability of US$10,000 and US$1,093,000, respectively.

(b)	Embedded derivatives for concentrates sales, net –

The Group’s sales of concentrates are based on commercial contracts, under which a provisional sales value is determined based on future quotations (forward). The adjustment to sales is considered an embedded derivative, which is required to be separated from the host contract. Commercial contracts are linked to market prices of London Metal Exchange at the dates of the expected settlements of the open positions. The embedded derivative does not qualify for hedge accounting; therefore, changes in its fair value are recorded as an adjustment to net sales, see note 14(a).

As of June 30, 2014 and December 31, 2013, changes in net fair value of embedded derivatives for sales of concentrates resulted in an asset of US$5,957,000 and US$1,857,000, respectively. The related gains or losses are recognized in the net sales caption in the interim consolidated statement of profit or loss in the corresponding periods.

5

Notes to the interim consolidated financial statements (unaudited) (continued)

7.	Inventories, net

This caption is made up as follow:

	As of June 30, 2014	As of December 31, 2013
	US$(000)	US$(000)

Finished goods	21,393	45,617
Products in process	114,659	112,287
Spare parts and supplies	60,717	47,828
	196,769	205,732
Provision for impairment of value of inventories	(5,812)	(6,647)

	190,957	199,085
Classification by use:
Current portion	151,833	175,719
Non-current portion	39,124	23,366

	190,957	199,085

8.	Investments in associates

(a)	This caption is made up as follow:

	As of January 1, 2014	Dividends received	Contributions	Adjustments	Share in net profit (loss)	As of June 30,2014
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Minera Yanacocha S.R.L. (c)	1,368,797	-	-	(7,997)	(37,374)	1,323,426
Sociedad Minera Cerro Verde S.A.A. (d)	904,315	-	-	-	42,187	946,502
Compañía Minera Coimolache S.A.	43,367	(4,442)	-	-	10,877	49,802
Canteras del Hallazgo S.A.C.	39,231	-	1,475	-	1	40,707
Other minor investments	2,700	-	-	(80)	(2)	2,618

	2,358,410	(4,442)	1,475	(8,077)	15,689	2,363,055

6

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)	The table below presents the net share in profit (loss) of associates:

	For the three–month periods ended June 30,		For the six–month periods ended June 30,
	2014	2013	2014	2013
	US$(000)	US$(000)	US$(000)	US$(000)

Sociedad Minera Cerro Verde S.A.A.	26,476	20,817	42,187	47,998
Compañía Minera Coimolache S.A.	6,086	2,069	10,877	10,209
Canteras del Hallazgo S.A.C.	80	2,121	1	-
Minera Yanacocha S.R.L.	(12,889)	23,799	(37,374)	74,767
Other minor investments	416	-	(2)	-

	20,169	48,806	15,689	132,974

(c)	Investments that the Company maintains in Minera Yanacocha S.R.L, through Compañía Minera Condesa S.A., and in Sociedad Minera Cerro Verde S.A.A., represent the most significant investments of the Company.

Investment in Minera Yanacocha S.R.L. -

The Company, through its subsidiary Compañía Minera Condesa S.A., holds 43.65 percent of the capital stock of Minera Yanacocha S.R.L. (hereinafter “Yanacocha”). This entity has a gold mine located in Cajamarca, Peru, and is engaged in gold production and exploration and development of gold and copper in their own concessions or concessions owned by S.M.R.L. Chaupiloma Dos de Cajamarca, with which signed a contract of use of mineral rights.

During the last several years, Yanacocha has been developing the Conga project, which consists in two deposits of gold and porphyry of copper located at northeast of the Yanacocha operating area in the provinces of Celendin, Cajamarca and Hualgayoc, in Cajamarca region. As of June 30, 2014, the project has proven and probable reserves of 12.6 million ounces (unaudited) of contained gold and 3.3 billion pounds (unaudited) of copper content.

Due to local political and community protests by a potential impact on water resources, construction and development activities at the Conga project are suspended since November 2011. Currently, Yanacocha’s management is developing only the water sustainability activities recommended by independent experts, mainly, construction of water reservoirs, before to carrying out any development activities of the project.

7

Notes to the interim consolidated financial statements (unaudited) (continued)

Investment in Sociedad Minera Cerro Verde S.A.A. -

Sociedad Minera Cerro Verde S.A.A. (hereinafter “Cerro Verde”) is involved in extracting, producing and marketing of cathodes and copper concentrate from its mining unit located in Uchumayo, Arequipa, Peru.

Tax contingency

On June 23, 2004, Law No.28258 -Mining Royalty Law, was approved, and requires the holders of mining concessions to pay a royalty return for the exploitation of metallic and non-metallic mining resources, which is calculated using rates from one to three percent of the value of concentrate or its equivalent, according to the international market prices of the commodity published by the Ministry of Energy and Mines.

Based on the 1998 stability agreement, the payment of mining royalties was not applicable to Cerro Verde, because the contribution was created after Cerro Verde signed the stability contract with the Peruvian Government.

The Peruvian tax authority (SUNAT) has assessed mining royalties related to ore processed by Cerro Verde’s concentrator, which commenced operations in late 2006. Such assessments cover the period from October 2006 to December 2007, as well as years 2008 and 2009. SUNAT has issued resolutions rejecting the claims of Cerro Verde. Cerro Verde has appealed such decisions at the Tax Court. On July 23, 2013, SUNAT notified the final decision of the Tax Court confirming the assessments for the periods from October to December 2006, and for the years 2007 and 2008. By means of the decision of the Tax Court, the administrative stage for the appeal of these proceedings ended.

In September 2013, Cerro Verde filed judiciary appeals to Judiciary Court (Civil Court of the Superior Court of Arequipa) suing SUNAT, the Ministry of Energy and Mines and Tax Court for requiring Cerro Verde to pay mining royalties during the term of the stability agreement in force until December 31, 2013. Cerro Verde believes that the Stability Agreement entered into with the Peruvian Government in 1998 (which was in force from January 1, 1999 to December 31, 2013) guarantees that all minerals extracted from their production unit are included in the stabilized tax and administrative regime, which does not include the obligation to pay the mining royalties.

On October 1, 2013, SUNAT issued a payment order to Cerro Verde by 492 million of Nuevos Soles (US$176 million based on current exchange rates, including interest and penalties of US$104 million). As permitted by law, Cerro Verde requested and as has been granted an installment payment program that defers payment for six months and thereafter satisfies the amount via 66 equal monthly payments. In July 2013, claim on SUNAT’s assessment for 2009 was rejected, but no final decision has been issued by the Tax Court for that year.

In Cerro Verde management’s and legal advisors’ opinion, Cerro Verde has sound legal grounds; consequently, they expect to obtain favorable results on these legal proceedings.

9.	Mining concessions, development costs, property, plant and equipment, net

This caption is made up as follow:

	Cost	Accumulated depreciation / amortization	Provision for impairment of long– lived assets	Net cost
	US$(000)	US$(000)	US$(000)	US$(000)

As of January 1, 2014	2,534,901	(1,000,430)	(19,011)	1,515,460
Additions	133,956	-	-	133,956
Depreciation and amortization	-	(112,970)	-	(112,970)
Provision for impairment of long-lived assets	-	-	(794)	(794)
Retirements	(90)	64	-	(26)
As of June 30, 2014	2,668,767	(1,113,336)	(19,805)	1,535,626

8

Notes to the interim consolidated financial statements (unaudited) (continued)

Main additions during six-month period ended June 30, 2014 were:

US$(000)

Operations expansion project of Sociedad Minera El Brocal S.A.A.	32,831
Development costs of Compañía de Minas Buenaventura S.A.A.	28,343
Construction of hydroelectric plant of Empresa de Generación Huanza S.A.	13,825
Development cost of Minera La Zanja S.R.L.	8,723
Machinery acquired by Sociedad Minera El Brocal S.A.A.	7,661
Development costs of Sociedad Minera El Brocal S.A.A.	7,445
Property, plant and equipment acquired by Minera La Zanja S.R.L.	6,595
Machinery acquired by Procesadora Industrial Río Seco S.A.	6,588
Replacement units acquired by Compañía de Minas Buenaventura S.A.A.	5,751
Work in progress of Compañía de Minas Buenaventura S.A.A.	5,076
Other minor	11,118
133,956

9

Notes to the interim consolidated financial statements (unaudited) (continued)

10.	Provisions

This caption is made up as follow:

	As of January 1, 2014	Accretion	Debit (credit) in profit or loss	Disbursements	As of June 30, 2014
	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Provision for closure of mining units and exploration projects	136,357	1,222	-	(6,037)	131,542
Provision for obligations with local communities	6,974	-	8,609	(1,609)	13,974
Provision for environmental liabilities	9,224	-	(85)	(1,863)	7,276
Provision for labor contingencies	6,021	-	(395)	(300)	5,326
Provision for security contingencies	1,679	-	3,535	(163)	5,051
Workers’ profit sharing payable	7,206	-	2,333	(6,689)	2,850
Provision for stock appreciation rights	1,971	-	1,931	(1,598)	2,304
Provision for environmental contingencies	4,031	-	(2,106)	(269)	1,656
Board of Directors’ participation	1,604	-	1,252	(1,405)	1,451
Employee bonuses	-	-	11,897	(11,897)	-
Other provisions	1,109	-	25	(87)	1,047

	176,176	1,222	26,996	(31,917)	172,477

Classification by maturity:
Current portion	69,800				71,826
Non-current portion	106,376				100,651

	176,176				172,477

10

Notes to the interim consolidated financial statements (unaudited) (continued)

11.	Financial obligations

(a)	This caption is made up as follow:

	Annual interest rate	Original maturity	As of June 30, 2014	As of December 31, 2013
			US$(000)	US$(000)

Empresa de Generación Huanza S.A.
Banco de Crédito del Perú – Finance lease (b)	Three-month Libor plus 4.00%	2021	204,000	119,000

Sociedad Minera El Brocal S.A.A.
Banco de Crédito del Perú – Leaseback (c)	Three-month Libor plus 5.00%	2019	169,149	115,397

Buenaventura Ingenieros S.A.
Banco de Crédito del Perú – Finance lease (d)	4.60%	2018	11,094	-

Total financial obligations			384,243	234,397

Classification by maturity:
Current portion			47,641	11,370
Non-current portion			336,602	223,027

Total financial obligations			384,243	234,397

(b)	On December 2, 2010, Empresa de Generación Huanza S.A. entered into a finance lease contract with Banco de Crédito del Perú, with the following terms and conditions:

-	Principal: US$119,000,000.
-	Term and annual interest rate: 6 years since August 2014, with an annual variable rate of three-month Libor plus 4.00 percent.
-	Guarantee: Leased equipments.
-	Amortization: Through 26 quarterly installments and a quota balloon of US$44,191,000.

On June 30, 2014, Empresa de Generación Huanza S.A. expanded the finance lease contract with Banco de Crédito del Perú, through the addition of a new tranche with the following terms and conditions:

-	Principal: US$108,780,000.
-	Term and annual interest rate: 6 years since August 2014, with an annual variable rate of three-month Libor plus 4.20 percent.
-	Guarantee: Leased equipments.
-	Amortization: Through 26 quarterly installments, which includes an inmediate first installment of US$23,780,000 and a quota balloon of US$68,905,000.

(c)	The shareholders’ meeting of El Brocal held on September 25, 2013, approved to enter into a sale and finance leaseback contract up to US$180,000,000 through the sale of assets by the same amount (consisting on equipment, machinery and production plants located in the Colquijirca mining unit) which has a term of 5 years and accrues interest calculated at an annual variable rate of three-month Libor plus 5 percent, equivalent to 5.23 percent as of June 30, 2014 (5.25 percent as of December 31, 2013). Proceeds from this loan were used to fully prepay the loan of US$120 million that El Brocal held with Banco de Crédito del Perú and also to comply with those obligations that are necessary to complete the operations expansion project.

11

Notes to the interim consolidated financial statements (unaudited) (continued)

The financing is secured by a trust agreement on receivables, sales contracts and cash inflows on commercial contracts; and other related to the administration, use, disposal and claim of the assets specified in the contract.

In connection with the above financing, El Brocal complied with the following financial ratios as of June 30, 2014:

(i)	Debt service coverage ratio: Higher than 1.3 from January 1, 2014.
(ii)	Leverage ratio: Less than 1.0.
(iii)	Debt ratio:

a.	Less than 5.0 from the closing date to March 31, 2014;
b.	Less than 4.5 as of June 30, 2014;
c.	Less than 4.0 as of September 30, 2014;
d.	Less than 3.0 as of December 31, 2014;
e.	Less than 2.5 from January 1, 2015 to December 31, 2015; and,
f.	Less than 2.0 from January 1, 2016 and thereafter.

These financial ratios are calculated based on the financial statements of El Brocal as of each quarter ending March, June, September and December.

The compliance with the financial ratios described above is monitored by El Brocal’s management.

(d)	On March 28, 2014, Buenaventura Ingenieros S.A. entered into a finance lease contract with Banco de Crédito del Perú, for the construction of an administrative building, with the following terms and conditions:

-	Principal: US$11,826,000.
-	Term and annual interest rate: 5 years and 4 months since April 2014, with an annual rate of 4.60 percent.
-	Guarantee: Leased property.
-	Amortization: Through 64 monthly installments.

12

Notes to the interim consolidated financial statements (unaudited) (continued)

12.	Income tax

(a)	Current and deferred income (expense) tax portions shown in the unaudited interim consolidated statements of profit or loss for the three-month and six-month periods ended June 30, 2014 and 2013 are as follow:

	For the three–month periods ended June 30,		For the six–month periods ended June 30,
	2014	2013	2014	2013
	US$(000)	US$(000)	US$(000)	US$(000)

Income tax
Current	(6,629)	(7,872)	(12,866)	(26,021)
Deferred	(1,455)	(1,876)	(1,201)	(12,561)
	(8,084)	(9,748)	(14,067)	(38,582)

Mining royalties and special mining tax
Current	(311)	(1,083)	(1,879)	(5,164)
Deferred	(2,099)	397	(1,870)	801
	(2,410)	(686)	(3,749)	(4,363)

Total income tax	(10,494)	(10,434)	(17,816)	(42,945)

Currently, the Peruvian tax authority is reviewing the Company’s income tax returns for the years 2008, 2009 and 2010, and the value added tax returns for the period from January to December 2008.

13

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)	The table below presents the reconciliation of income tax expense and the profit multiplied by income tax rate for the three-month and six-month periods ended June 30, 2014 and 2013:

	For the three–month periods ended June 30,		For the six–month periods ended June 30,
	2014	2013	2014	2013
	US$(000)	US$(000)	US$(000)	US$(000)

Profit before income tax	43,068	31,293	40,018	174,737
Effect of share in the results of associates	(20,169)	(48,806)	(15,689)	(132,974)
	22,899	(17,513)	24,329	41,763

Theoretical income tax benefit (expense)	(6,870)	5,254	(7,299)	(12,529)

Permanent items and other:
Non-deductible expenses for tax purposes	(1,599)	(5,889)	(5,367)	(14,196)
Effect of translation into U.S. dollars	1,435	(3,271)	(974)	(7,409)
Mining royalties and special mining tax	(674)	(407)	(413)	(1,174)
Amortization of mining concessions	(15)	43	(20)	(1,007)
Effect of exchange difference on tax loss carry-forward	310	(1,213)	2	(2,231)
Other permanent items	(671)	(4,265)	4	(36)
Income tax expense	(8,084)	(9,748)	(14,067)	(38,582)
Mining royalties and special mining tax	(2,410)	(686)	(3,749)	(4,363)

Total income tax	(10,494)	(10,434)	(17,816)	(42,945)

14

Notes to the interim consolidated financial statements (unaudited) (continued)

13.	Dividends declared and paid

(a)	The table below presents information about dividends declared and paid during the six-month periods ended June 30, 2014 and 2013

Meetings	Date	Dividends declared and paid	Dividends per share
		US$(000)	US$

Dividends declared and paid in 2014
Mandatory Annual Shareholders’ Meeting	March 27, 2014	3,032	0.01
Less – Dividends on treasury shares		(235)

		2,797

Dividends declared and paid in 2013
Mandatory Annual Shareholders’ Meeting	March 26, 2013	82,690	0.30
Less – Dividends on treasury shares		(6,421)

		76,269

(b)	Dividends declared by subsidiaries and corresponding to non-controlling interest, for the three-month and six-month periods ended June 30, 2014 and 2013 are the following:

	For the three–month periods ended June 30,		For the six–month periods ended June 30,
	2014	2013	2014	2013
	US$(000)	US$(000)	US$(000)	US$(000)

S.M.R.L. Chaupiloma Dos de Cajamarca	2,240	3,860	4,200	7,300
Sociedad Minera El Brocal S.A.A.	-	-	-	2,713

	2,240	3,860	4,200	10,013

15

Notes to the interim consolidated financial statements (unaudited) (continued)

14.	Net sales

(a)	The table below presents the detail of net sales for the three-month and six-month periods ended June 30, 2014 and 2013:

	For the three–month periods ended June 30,		For the six–month periods ended June 30,
	2014	2013	2014	2013
	US$(000)	US$(000)	US$(000)	US$(000)
Sales by product
Gold	140,461	155,014	281,859	355,174
Silver	97,807	103,166	180,672	200,112
Copper	66,970	29,995	129,442	70,331
Lead	8,707	16,082	18,051	31,163
Zinc	6,182	19,009	13,134	39,248
	320,127	323,266	623,158	696,028
Commercial deductions	(41,884)	(41,554)	(78,914)	(77,528)
Adjustments to current period liquidations	(1,476)	(7,533)	(1,179)	(12,455)
Embedded derivatives for concentrates sales	11,152	(13,750)	5,168	(13,137)
Hedge operations	1,543	-	1,864	-
	289,462	260,429	550,097	592,908
Sales of services, electric power and other minor	8,248	12,670	21,581	21,064

	297,710	273,099	571,678	613,972

(b)	The tables below present information about volumes of metallic content sold and average sales prices for the three-month and six-month periods ended June 30, 2014 and 2013:

Volumes of metallic contents sold were the following:

	For the three–month periods ended June 30,				Increase (decrease)
	2014		2013

Gold	110,292	OZ	116,751	OZ	(6,459	)OZ
Silver	4,949,060	OZ	4,541,688	OZ	407,372	OZ
Copper	10,186	MT	4,503	MT	5,683	MT
Lead	4,199	MT	7,934	MT	(3,735	)MT
Zinc	2,943	MT	10,775	MT	(7,832	)MT

16

Notes to the interim consolidated financial statements (unaudited) (continued)

	For the six–month periods ended June 30,				Increase (decrease)
	2014		2013

Gold	218,227	OZ	241,377	OZ	(23,150	)OZ
Silver	9,145,615	OZ	7,782,423	OZ	1,363,192	OZ
Copper	19,187	MT	9,611	MT	9,576	MT
Lead	8,502	MT	14,617	MT	(6,115	)MT
Zinc	6,114	MT	20,979	MT	(14,865	)MT

Net average sales prices were the following:

	For the three–month periods ended June 30,				Increase (decrease)
	2014		2013
	US$		US$

Gold	1,273.54	/OZ	1,387.69	/OZ	(114.15	)/OZ
Silver	19.76	/OZ	23.88	/OZ	(4.12	)/OZ
Copper	6,575.03	/MT	7,067.56	/MT	(492.53	)/MT
Lead	2,073.27	/MT	2,066.47	/MT	6.80	/MT
Zinc	2,100.77	/MT	1,841.21	/MT	259.56	/MT

	For the six–month periods ended June 30,				Increase (decrease)
	2014		2013
	US$		US$

Gold	1,291.59	/OZ	1,477.29	/OZ	(185.70	)/OZ
Silver	19.75	/OZ	25.82	/OZ	(6.07	)/OZ
Copper	6,746.34	/MT	7,506.29	/MT	(759.95	)/MT
Lead	2,123.10	/MT	2,136.69	/MT	(13.59	)/MT
Zinc	2,148.20	/MT	1,896.71	/MT	251.49	/MT

17

Notes to the interim consolidated financial statements (unaudited) (continued)

15.	Cost of sales, without considering depreciation and amortization

The table below presents the components of this caption for the three-month and six-month periods ended June 30, 2014 and 2013:

	For the three–month periods ended June 30,		For the six–month periods ended June 30,
	2014	2013	2014	2013
	US$(000)	US$(000)	US$(000)	US$(000)

Beginning balance of finished goods and products in process	150,104	156,410	157,904	158,478

Cost of production
Services provided by third parties	71,472	75,872	129,127	142,812
Direct labor	29,318	25,290	52,771	53,685
Consumption of materials and supplies	24,461	29,235	50,371	60,731
Electricity and water	7,531	9,325	15,520	14,320
Rentals	4,375	2,131	7,767	4,022
Transport	3,967	4,852	7,209	9,376
Insurances	1,834	2,486	3,791	5,052
Maintenance and repair	1,826	1,783	3,680	3,338
Cost of concentrate purchased to third parties	-	(289)	-	1,088
Purchase of by-products to third parties	-	-	-	914
Provision for impairment of value of finished goods	(835)	1,155	(835)	1,155
Other production expenses	(8,367)	3,163	1,340	14,577
Total cost of production of the period	135,582	155,003	270,741	311,070

Ending balance of finished goods and products in process	(136,052)	(138,544)	(136,052)	(138,544)

Cost of sales, without considering depreciation and amortization	149,634	172,869	292,593	331,004

The balance of this caption decreased by US$38,411,000 during the six-month period ended June 30, 2014, as compared to the balance of the same period in 2013, mainly explained by the effect of lower costs incurred related to the four paralyzed mining units, see note 1(b).

16.	Exploration in operating units

The balance of this caption decreased by US$42,415,000, from US$96,050,000 during the six-month period ended June 30, 2013 to US$53,635,000 during the same period of 2014, mainly explained by the lower exploration activities performed in Poracota and Antapite mining units, due to lower expectations about reserves in such mining units.

18

Notes to the interim consolidated financial statements (unaudited) (continued)

17.	Administrative expenses

The balance of this caption increased by US$14,649,000, from US$37,168,000 during the six-month period ended June 30, 2013 to US$51,817,000 during the same period of 2014, mainly because during the first semester of 2013, the Group reversed a provision for stock appreciation rights by US$18,527,000, as a result of a reduction in the price of the ADR’s of the Company at the end of that semester as compared to December 31, 2012, while during the first semester of 2014, the Group recorded an increase of such provision by US$1,925,000; partially offset by lower transport and travel expenses by US$3,197,000 and lower personnel expenses by US$1,650,000 during the six-month period ended June 30, 2014 as compared to the same period in 2013.

18.	Related parties transactions

(a)	The main transactions made by the Group with its related parties during the three-month and six-month periods ended June 30, 2014 and 2013 are presented below:

	For the three–month periods ended June 30		For the six–month periods ended June 30,
	2014	2013	2014	2013
	US$(000)	US$(000)	US$(000)	US$(000)

Royalties collected from Minera Yanacocha S.R.L. by:
S.M.R.L. Chaupiloma Dos de Cajamarca	7,399	12,693	15,424	26,495

Income for services rendered to Minera Yanacocha S.R.L. by:
Consorcio Energético de Huancavelica S.A. (electric power transmission)	152	229	381	458
Buenaventura Ingenieros S.A. (execution of specific work orders)	(68)	133	137	309

Income for services rendered to Sociedad Minera Cerro Verde S.A.A. by:
Buenaventura Ingenieros S.A. (engineering services)	468	448	829	650
BISA Construcción S.A. (construction services)	41	-	82	-

Income for services rendered to Compañía Minera Coimolache S.A. by:
Buenaventura Ingenieros S.A. (engineering services)	145	171	274	416
Consorcio Energético de Huancavelica S.A. (electric power transmission)	125	125	250	250
Compañía de Minas Buenaventura S.A.A. (management and administrative services)	258	260	514	535

Dividends received from:
Compañía Minera Coimolache S.A.	2,065	3,363	4,442	7,064

Contributions and investments made to:
Canteras del Hallazgo S.A.C.	472	-	1,475	3,685

Interest income by loans to:
Compañía Minera Coimolache S.A.	50	203	123	530

Sales of supplies to Compañía Minera Coimolache S.A. by:
Procesadora Industrial Río Seco S.A.	8	-	14	-
Minera La Zanja S.R.L.	8	-	10	-

19

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)	As a result of the transactions indicated in paragraph (a), the Group has the following accounts receivable and payable to associates:

	As of June 30, 2014	As of December 31, 2013
	US$(000)	US$(000)
Trade and other receivables -
Trade
Minera Yanacocha S.R.L.	9,030	9,220
Compañía Minera Coimolache S.A.	-	201
	9,030	9,421
Other
Compañía Minera Coimolache S.A. (c)	6,031	15,890
Canteras del Hallazgo S.A.C.	157	-
Minera Yanacocha S.R.L.	106	-
	6,294	15,890
	15,324	25,311
Classification by maturity:
Current portion	15,324	23,068
Non-current portion	-	2,243

	15,324	25,311
Trade and other payables
Compañía Minera Coimolache S.A.	1,437	614
Minera Yanacocha S.R.L.	379	783
Canteras del Hallazgo S.A.C.	-	30

	1,816	1,427
Classification by maturity:
Current portion	1,816	970
Non-current portion	-	457

	1,816	1,427

(c)	Compañía Minera Coimolache S.A. (“Coimolache”) -

On October 18, 2010, the Shareholders’ Meeting of Coimolache approved the development program and financial support of Tantahuatay Project; total budget for this project was estimated in US$110,000,000 and the financing structure agreed by shareholders is: 30 percent as capital contributions and 70 percent as shareholders’ loans. As of June 30, 2014, the outstanding loan by US$5,095,000 accrues interest calculated with a Libor interest rate to 6 months plus 3 percent.

20

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: August 18, 2014